July 26, 2006



VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

     Re:      CHINAGROWTH NORTH ACQUISITION CORPORATION
              CHINAGROWTH SOUTH ACQUISITION CORPORATION
              REGISTRATION STATEMENTS ON FORM F-L
              FILED MAY 25, 2006
              FILE NOS. 333-134458 AND 333-134459

Ladies and Gentlemen:

     On behalf of ChinaGrowth North Acquisition Corporation ("ChinaGrowth North") and ChinaGrowth South Acquisition Corporation ("ChinaGrowth South", and collectively with ChinaGrowth North, the "COMPANY"), we are electronically transmitting hereunder conformed copies of Amendments No. 1 ("AMENDMENTS NO. 1") to the Registration Statements on Form S-1 filed on May 25, 2006 (the "REGISTRATION STATEMENTS"). Marked copies of this filing are being sent via overnight mail to John Reynolds, Ronald Alper, Thomas Kluck, Babette Cooper and Terence O'Brien.

     This letter is being filed in response to the Securities and Exchange Commission's ("SEC'S") comments dated June 29, 2006.

     In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

GENERAL

1. WITH A VIEW TOWARD FULLER DISCLOSURE, IDENTIFY FOR US SUPPLEMENTALLY THE NAMES OF THE COMPANIES THAT HAVE REGISTERED OR ARE SEEKING TO REGISTER BLANK CHECK OFFERINGS UNDERWRITTEN ON A FIRM COMMITMENT BASIS IN WHICH AN OFFICER, DIRECTOR, SENIOR ADVISOR, AFFILIATE, UNDERWRITER OR ATTORNEY OF THE REGISTRANT HAVE BEEN INVOLVED; THE SECURITIES ACT FORM THE COMPANIES' RELIED ON; IF APPLICABLE, THE DATE OF EFFECTIVENESS; AND, THE STATUS OF THE OFFERING THUS FAR. IN THIS REGARD, TELL US THE AMOUNT ESCROWED TO DATE AND WHETHER THE BLANK CHECKS HAVE ENGAGED IN THE DESIRED BUSINESS COMBINATION OUTLINED IN THE PROSPECTUS. TO ASSIST THE STAFF IN THIS REGARD, PLEASE PRESENT THE INFORMATION IN A TABULAR FORMAT. WE MAY HAVE FURTHER COMMENT.

     RESPONSE: No officer, director, senior advisor or affiliate has been involved in a blank check offering. We have added "senior advisors" to the 15th risk factor on page 18 of the Registration Statements. Please see EXHIBIT A which details the blank check offerings in which the Underwriter and the Company's counsel have been involved.

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2.   PLEASE TELL US THE FACTORS YOU CONSIDERED IN DETERMINING TO VALUE THIS
     OFFERING AT $36,000,000. PLEASE TELL US THE FACTORS YOU CONSIDERED WHEN DETERMINING THAT YOU MIGHT NEED $34,200,000 IN THE TRUST FUND TO EFFECT THE BUSINESS COMBINATION CONTEMPLATED BY THE REGISTRATION STATEMENT. IT DOES NOT APPEAR TO THE STAFF AS THOUGH THE DETERMINATION TO VALUE THE OFFERING AT THIS AMOUNT IS AN ARBITRARY DECISION AND WE WOULD LIKE TO KNOW THE SPECIFIC FACTORS AND MOTIVATIONS BEHIND THE VALUATION. WE MAY HAVE FURTHER COMMENT.

     RESPONSE: Based on the current market conditions for public offerings of blank-check companies, the business experience and background of the Company's officers and directors and Morgan Joseph Inc. & Co.'s ("MORGAN JOSEPH'S" or the "UNDERWRITER'S") prior experience in marketing, selling and underwriting blank-check public offerings, the Underwriter believes it will be able to raise approximately $36,000,000 for each of ChinaGrowth North and ChinaGrowth South.

     The amount held in trust is solely a factor of: (i) the gross proceeds of the offering less the expenses of the offering; and (ii) the amount the Underwriter believes potential investors in the offering would require to be held in trust relative to their initial investment, based on prior blank-check public offerings that have been completed recently.

3. PRIOR TO EFFECTIVENESS OF THIS REGISTRATION STATEMENT, PLEASE CONFIRM SUPPLEMENTALLY THAT YOU HAVE RESOLVED ANY OUTSTANDING STATE REGULATORY AGENCY COMMENTS AND THAT YOU HAVE RECEIVED CLEARANCE FROM ALL STATES WHERE YOU HAVE APPLIED TO HAVE THE UNITS REGISTERED FOR SALE.

     RESPONSE: Prior to the effectiveness of the Company's Registration Statements, the Company will confirm that it has resolved any outstanding state regulatory agency comments and that it has received clearance from all states where it has applied to have the units registered for sale.

4. PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO ADDITIONAL CONCERNS REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS OFFERING.

     RESPONSE: Prior to the effectiveness of the Company's Registration Statements, the Company will provide the SEC with a copy of the NASD clearance letters stating that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering. The Company has been advised that it has provided the NASD corporate finance examiner with the SEC examiner's contact information.

5. WE NOTE THE DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT THAT THE INITIAL PER SHARE LIQUIDATION PRICE FOR SHAREHOLDERS WILL BE $7.60, OR 95% OF THE PER UNIT IPO PRICE OF $8.00. PLEASE EXPAND AND CLARIFY WHY YOU BELIEVE IT IS APPROPRIATE TO DISCLOSE SUCH AMOUNT IN LIGHT OF THE LACK OF ASSURANCE THAT DIRECTORS WILL BE ABLE TO SATISFY THEIR INDEMNIFICATION OBLIGATIONS, AS IS ALSO DISCLOSED.

     RESPONSE: The shareholders are contractually entitled to $7.60 as a matter of contract law and therefore such disclosure is relevant to their investment decisions. As a result, the Company does not believe that such a statement is inconsistent with advising potential investors of the risks attendant to their investment in this regard. The Company has included disclosure in risk factors and elsewhere to indicate that although investors are entitled to this amount, the return of these funds is subject to the possibility of creditor claims not otherwise satisfied by the amounts not held in trust or the indemnities or waivers of possible claims. Please also see the Company's response to comment number 6 below.

6. PLEASE DISCLOSE ALL STEPS THE COMPANY HAS TAKEN TO CONFIRM THAT YOUR DIRECTORS HAVE FUNDS SUFFICIENT TO SATISFY THEIR OBLIGATIONS WITH RESPECT TO ENSURING THE TRUST ACCOUNT IS NOT DEPLETED.

     RESPONSE: Based upon discussions with Cayman counsel, management believes expenses associated with dissolution are insignificant. In addition, management has reviewed the amount to be available to them outside the trust to identify, negotiate, conduct due diligence and finalize a business combination, and therefore, the Company believes that it will have sufficient funds, assuming that it is unable to consummate a business combination within the 24 month maximum time period, to establish a plan of dissolution and dissolve in accordance with Cayman law. The Company has obtained estimates from Cayman counsel and believes that a reasonable estimate is approximately $1,500 given the Company intends to apply to the Registrar of Companies to strike the Company off the Register (and thus avoid costs associated with the appointment of a liquidator). In the event the Company does not apply to the Registrar of Companies to strike the Company off the Register, and instead, automatically dissolves in accordance with the terms of its amended and restated memorandum articles of association, Cayman counsel has estimated the expenses would be approximately $5,000. The Company has added disclosure to provide for the estimated costs of the dissolution process and has used the conservative estimate. The Company has also added disclosure that the trust account would be insulated from the costs of dissolution by virtue of the amounts "held outside of trust". In addition, the Company believes that the likelihood of directors having to indemnify the trust account is limited because the Company will endeavor to have all creditors and prospective target businesses as well as other entities execute agreements waiving any right, title, interest or claim of any kind in or to the monies held in the trust account. We refer you to the disclosure language on page 13.

7. THROUGHOUT YOUR REGISTRATION STATEMENT, AND TO THE EXTENT NOT ALREADY CITED, PLEASE PROVIDE THE BASES FOR ALL STATISTICS PROVIDED IN YOUR DISCLOSURE.

     RESPONSE: In response to the SEC's comment, we have provided the bases for all statistics provided in the Registration Statements.

8. WE NOTE THAT THE REGISTRATION STATEMENT COVERS "SUCH INDETERMINABLE ADDITIONAL SECURITIES AS MAY BE ISSUED AS RESULT OF THE ANTI-DILUTION PROVISIONS CONTAINED IN THE WARRANTS." PLEASE REVISE THE DISCLOSURE TO STATE THAT THE INDETERMINATE NUMBER OF ADDITIONAL SHARES OF COMMON STOCK SHALL BE ISSUABLE PURSUANT TO RULE 416 TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS OR SIMILAR TRANSACTIONS.

     RESPONSE: In response to the SEC's comment, we have revised the Registration Statements accordingly.

COVER PAGE OF PROSPECTUS

9. IN THE REGISTRATION STATEMENT OF CHINAGROWTH NORTH ACQUISITION, WE NOTE THE STATEMENT ON THE COVER PAGE, AND SIMILAR DISCLOSURE IN THE SUMMARY AND BUSINESS SECTION, THAT "IN THE EVENT CHINAGROWTH SOUTH ACQUISITION CORPORATION EXECUTES A

     DEFINITIVE ACQUISITION AGREEMENT, THEN WE WILL HAVE VIRTUALLY UNRESTRICTED FLEXIBILITY IN IDENTIFYING AND SELECTING A PROSPECTIVE TARGET BUSINESS IN THE PRC." PLEASE EXPLAIN THIS STATEMENT IN MORE DETAIL IN THE SUMMARY AND BUSINESS SECTION. ALSO REVISE ACCORDINGLY SIMILAR DISCLOSURE IN THE REGISTRATION STATEMENT OF CHINAGROWTH SOUTH ACQUISITION.

     RESPONSE: We have clarified the statement in the ChinaGrowth North Registration Statement to read as follows: "in the event ChinaGrowth South Acquisition Corporation executes a definitive acquisition agreement, then we will have no geographic restrictions in identifying and selecting a prospective target business in the PRC, and we may therefore pursue acquisition opportunities south of the Yangtze River." We have clarified this statement throughout the ChinaGrowth North Registration Statement and have made analogous corresponding changes to the ChinaGrowth South Registration Statement. We respectfully submit that when combined with the statements throughout the Registration Statements that we are not limiting our acquisition efforts to any industry, investors can easily understand that our only limitation is geographical.

10.  PLEASE REVISE THE SECOND PARAGRAPH TO INDICATE THE OFFERING PRICE PER UNIT.

     RESPONSE: We have revised the second paragraph of the Registration Statements to indicate the offering price is $8.00 per unit.

PROSPECTUS SUMMARY

11. WE NOTE THE STATEMENT "[W]E WERE FORMED FOR THE PURPOSE OF ACQUIRING THROUGH A SHARE CAPITAL EXCHANGE ... OR OTHER SIMILAR BUSINESS COMBINATION, OR CONTROL, THROUGH CONTRACTUAL ARRANGEMENTS." PLEASE BRIEFLY DESCRIBE IN THE SUMMARY HOW THE COMPANY WOULD ACQUIRE CONTROL OF A BUSINESS ENTITY THROUGH CONTRACTUAL ARRANGEMENT AND WHY THE COMPANY WOULD STRUCTURE AN ACQUISITION IN THIS MANNER.

     RESPONSE: On page 51, under "Alternative structures to comply with regulations in certain Chinese industries", we describe in summary how the Company would acquire control through contractual arrangements, the purpose of which would be to make an acquisition in an industry in which direct foreign investment is restricted. Pursuant to the SEC's comment, we have provided a cross-reference to that section in the "Prospectus Summary."

12. IN THE SUMMARY AND IN GREATER DETAIL IN THE BUSINESS SECTION, PLEASE INCLUDE A MORE BALANCED PRESENTATION OF THE BUSINESS CONDITIONS IN CHINA. FOR EXAMPLE, PLEASE DISCUSS ANY RESTRICTIONS OF FOREIGN OWNERSHIP OF CHINESE COMPANIES AND RISKS RELATED TO POLITICAL FACTORS IN CHINA.

     RESPONSE: Pursuant to the SEC's comment, we have added disclosure relating to any restrictions of foreign ownership of Chinese companies. We have also added additional disclosure under "Risks Associated with our Acquisition of a Target in the PRC." and we now respectfully believe that we have provided the relevant risks related to the political factors in China. Further, we have included a thorough discussion of business opportunities in China and the risks associated therewith on pages 42-47 of the Registration Statements.

13. PLEASE INCLUDE IN THE SUMMARY WHETHER THE COMPANY'S INITIAL BUSINESS COMBINATION MUST BE A TRANSACTION IN WHICH THE FAIR MARKET VALUE OF THE TARGET BUSINESS OR BUSINESS ACQUIRED SIMULTANEOUSLY IS AT LEAST EQUAL TO 80% OF THE NET ASSETS HELD IN TRUST.

     RESPONSE: On page 2 under the "Prospectus Summary," we respectfully believe we have provided the necessary disclosure where we state, "our initial business combination must be with a business or businesses whose fair market value is at least 80% of our net assets held in trust (net of taxes) at the time of acquisition."

14. DISCLOSE HERE, AND ELSEWHERE AS APPROPRIATE, WHETHER THE REDEMPTION OF THE WARRANTS BY THE COMPANY WOULD INCLUDE THE WARRANTS HELD BY MORGAN JOSEPH. ALTERNATIVELY, IF SUCH WARRANTS ARE NOT INCLUDED, DISCUSS THE REASONS WHY SUCH WARRANTS ARE NOT INCLUDED. IN ADDITION, DISCUSS WHETHER THE UNDERWRITERS HAVE THE RIGHT TO CONSENT BEFORE THE COMPANY CAN EXERCISE THEIR REDEMPTION RIGHT AND IF SO, DISCUSS THE CONFLICTS OF INTEREST THAT RESULT FROM SUCH RIGHT.

     RESPONSE: The redemption of the warrants by the Company would include the warrants held by Morgan Joseph, including the warrants underlying the unit purchase option. On page 4 under "The Offering" and on page 70 of "Description of Share Capital", we state the following: "We may redeem the outstanding warrants (other than the founding director warrants, but including any warrants issued upon exercise of the underwriters' unit purchase option)." We have, however, added additional disclosure on pages 5 and 20 of the Registration Statements. The Underwriters do not have the right to consent before the Company can exercise their redemption right.

RISK FACTORS, PAGE 11

15. IN RISK FACTOR 4 ON PAGE ELEVEN, PLEASE DISCLOSE WHETHER THERE ARE SIMILAR BLANK CHECK COMPANIES SEEKING BUSINESS COMBINATIONS WITH ENTITIES THAT HAVE THEIR PRIMARY OPERATIONS IN CHINA.

     RESPONSE: Pursuant to the SEC's comment, we have modified risk factor 4 to disclose, among other things, that to our knowledge, there are currently four blank check companies seeking business combinations with entities that have their primary operations in China and one blank check company seeking a business combination that has its primary operations elsewhere in Asia.

16. IN RISK FACTOR 5, WE NOTE THE DISCLOSURE THAT YOUR DIRECTORS WILL BE PERSONALLY LIABLE UNDER "CERTAIN LIMITED CIRCUMSTANCES." IN THIS RISK FACTOR AND IN THE BUSINESS SECTION, PLEASE DESCRIBE IN MORE DETAIL THE LIMITED CIRCUMSTANCES.

     RESPONSE: We have clarified the second paragraph of risk factor 5 of the Registration Statements to state the following: "...If we are unable to complete a business combination and are forced to dissolve and liquidate the trust account, and a creditor or other third party has not waived any rights or claims to the trust account, our directors will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various creditors or other entities that are owed money by us for services rendered or products sold to us, to the extent necessary to ensure that such claims do not reduce the amount in the trust account...". We have also clarified the similar language in the business section.

17. ON PAGE 14 IN RISK FACTOR 7 YOU STATE, "[W]E ANTICIPATE THAT OUR INSTRUCTION TO THE TRUSTEE WOULD BE GIVEN PROMPTLY AFTER THE EXPIRATION OF THE APPLICABLE 18-MONTH OR 24-MONTH PERIOD." PLEASE DEFINE "PROMPTLY."

     RESPONSE: We have revised the disclosure to state that the Company will provide the instruction to the trustee within "five business days" after the expiration of the applicable 18-month or 24-month period.

18. PLEASE DISCLOSE WHETHER ANY OF THE COMPANIES IDENTIFIED IN RISK FACTOR 14 ARE "BLANK CHECK" COMPANIES.

     RESPONSE: In response to the SEC's comment, none of the companies identified in risk factor 14 are "blank check" companies. On page 18 of the Registration Statements, we affirmatively state in the first risk factor that none of our officers, directors or their affiliates have ever been affiliated with a blank check company.

19. IN RISK FACTOR 15 ON PAGE 17, PLEASE CHANGE THE REFERENCE TO "$34,200,000 MILLION" TO "$34,200,000."

     RESPONSE: We have changed the reference accordingly.

20. IN RISK FACTOR 24 ON PAGE 20, "[I]F WE ARE DEEMED TO BE AN INVESTMENT COMPANY ...," PLEASE EXPAND THE RISK FACTOR TO EXPLAIN WHY THE COMPANY COULD BE DEEMED AN INVESTMENT COMPANY. SEE SECTION 3(A)(1)(A) AND (C) OF THE INVESTMENT COMPANY ACT OF 1940.

     RESPONSE: In response to the SEC's comment, we have clarified the language in the Registration Statements which explains why the Company could be deemed an investment company.

21. IN RISK FACTOR 29, ON PAGE 23, YOU STATE "[S]INCE 1978 CHINA HAS BEEN ONE OF THE WORLD'S FASTEST-GROWING ECONOMIES IN TERMS OF GROSS DOMESTIC PRODUCT, OR GDP, GROWTH." PLEASE PROVIDE SUPPORT FOR THIS STATEMENT. IN ADDITION, A NUMBER OF STATEMENTS ARE MADE IN THIS RISK FACTOR RELATING TO CHINA'S ECONOMY. PLEASE ALSO PROVIDE SUPPORT FOR THESE STATEMENTS.

     RESPONSE: In response to the SEC's comment, we have deleted the risk factor from the Registration Statements.

USE OF PROCEEDS, PAGE 33

22. PLEASE SUBSTANTIALLY REVISE THE USE OF PROCEEDS TABLE TO INCLUDE A SECTION THAT DETAILS ALL OF THE EXPENSES AND THE AMOUNTS OF EACH EXPENSE RELATED TO THE IDENTIFICATION AND STRUCTURING OF A BUSINESS COMBINATION, SUCH AS LEGAL AND ACCOUNTING, PAYMENT FOR ADMINISTRATIVE SERVICES AND SUPPORT, DUE DILIGENCE AND WORKING CAPITAL. ALSO INCLUDE A LINE ITEM THAT DISCLOSES THE TOTAL AMOUNT OF THESE EXPENSES. PLEASE INCLUDE THOSE EXPENSES THAT WILL BE PAID FROM INTEREST EARNED ON THE TRUST AND REVISE THE SUBHEADING TO INDICATE THE INTEREST. YOU MAY WANT TO INCLUDE A FOOTNOTE THAT DISCLOSES THE MAXIMUM AMOUNT OF INTEREST EARNED THAT MAY BE DISBURSED TO THE COMPANY.

     RESPONSE: Pursuant to the conversation between the Company's counsel and the SEC on July 17, 2006, we have added a footnote 4 to the use of proceeds tables stating no expenses will be paid from interest earned on the trust account (except with respect to taxes payable). As a result of this disclosure, we have not otherwise revised the use of proceeds tables except in response to comments 25 and 26.

23. PLEASE CLEARLY INDICATE THROUGHOUT THE PROSPECTUS WHETHER PUBLIC STOCKHOLDERS WILL BE ENTITLED TO RECEIVE INTEREST EARNED ON THEIR PORTION OF THE TRUST IN THE EVENT OF LIQUIDATION AND IN LIGHT OF THE DISCLOSURE THAT THE COMPANY WILL USE INTEREST EARNED ON THE TRUST TO PAY EXPENSES. PLEASE CLEARLY DISCLOSE THROUGHOUT THE PROSPECTUS WHETHER PUBLIC STOCKHOLDERS SEEKING CONVERSION WOULD BE ENTITLED TO RECEIVE ANY INTEREST EARNED ON THEIR PORTION OF THE TRUST. THE COMPANY MAY WANT TO CONSIDER ADDING A RISK FACTOR REGARDING THE PUBLIC STOCKHOLDERS' RIGHTS TO THE INTEREST IN LIGHT OF THE REQUIREMENTS UNDER RULE 419 THAT INTEREST EARNED ON THE TRUST IS FOR THE SOLE BENEFIT OF THE PURCHASERS.

     RESPONSE: Public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and the Company will not use any interest earned on the trust to pay expenses, with the exception of payments for any federal, state or local tax obligations. We have deleted the inconsistent disclosure on page 36 and now believe that we consistently indicate our approach throughout the Registration Statements.

24. PLEASE DISCUSS ALL POSSIBLE USES OF THE PROCEEDS HELD IN TRUST IF SUCH FUNDS ARE RELEASED TO THE COMPANY. PLEASE DISCLOSE WHETHER ANY OPERATING EXPENSES OR FINDERS' FEES COULD BE PAID FROM THE PROCEEDS HELD IN TRUST UPON THE RELEASE OF THE FUNDS TO THE COMPANY, IF THE FUNDS FROM THE NET PROCEEDS NOT HELD IN TRUST AND THE INTEREST EARNED ON THE TRUST ACCOUNT WERE INSUFFICIENT TO COVER ALL OPERATING EXPENSES AND FEES. PLEASE RECONCILE THIS DISCLOSURE WITH THE DISCLOSURE IN THE MD&A SECTION.

     RESPONSE: Upon the release of funds to the Company, the Company may use the funds for any working capital expenditures and transaction related expenses, including, if applicable, expenses related to finder's fees. If the funds are insufficient, we would raise additional funds through a financing simultaneously with the consummation of a business combination. We have revised the MD&A section on page 40 of the Registration Statements to clarify this statement.

25. IN THE USE OF PROCEEDS TABLE, USE OF NET PROCEEDS NOT HELD IN TRUST, WE NOTE THE LINE ITEM OF $200,000 FOR "[L]EGAL, ACCOUNTING, AND OTHER EXPENSES ATTENDANT TO THE DUE DILIGENCE INVESTIGATIONS, STRUCTURING AND NEGOTIATIONS OF A BUSINESS COMBINATION." PLEASE EXPLAIN THESE EXPENSES IN MORE DETAIL. WE ALSO NOTE ANOTHER LINE ITEM OF $150,000 ALLOCATED TO DUE DILIGENCE. PLEASE EXPLAIN WHY THERE ARE TWO SEPARATE AMOUNTS FOR DUE DILIGENCE AND INDICATE WHICH LINE ITEM OF DUE DILIGENCE WOULD BE USED TO PAY OFFICERS AND DIRECTORS FOR THEIR PERFORMANCE OF DUE DILIGENCE.

     RESPONSE: The Company's officers and directors will not be entitled to any payments from the Company, including payments for performance of due diligence, other than payments for reasonable out of pocket expenses and the $7,500 in administrative expenses. We have clarified the use of proceeds tables which now reflect that the "$200,000" will be used for legal, accounting and other expenses attendant to the structuring and negotiation of a business combination. Any reasonable out of pocket expenses incurred by the officers and directors in connection with due diligence activities will therefore be paid out of the "$150,000".

26. PLEASE CLEARLY INDICATE WHICH LINE ITEM WILL BE ALLOCATED TO PAY FEES TO THIRD PARTY CONSULTANTS TO ASSIST THE COMPANY'S SEARCH FOR A TARGET BUSINESS. PLEASE CLEARLY INDICATE WHETHER ANY OF THE REIMBURSEMENTS TO STOCKHOLDERS FOR OUT-OF-POCKET

     EXPENSES WILL BE FOR THEIR PAYMENTS TO THIRD PARTIES FOR THIRD PARTIES' PERFORMANCE OF DUE DILIGENCE.

     RESPONSE: The Company does not expect to pay fees to third party consultants to assist the Company's search for a target business. In the event the Company does pay fees to third party consultants to assist the Company's search for a target business, the relevant line item will be "due diligence, identification and research of prospective target business and reimbursement of out-of-pocket due diligence expenses to management." Any reimbursements to existing stockholders for out-of-pocket expenses would include possible payments to unaffiliated third parties' performance of due diligence. We have revised the Registration Statements to clarify this statement. As discussed in the Registration Statements, the Company will not make payments to any of its officers and directors or their affiliates, including finder's and consulting fees, for services rendered in connection with a business combination.

PROPOSED BUSINESS, PAGE 41

INTRODUCTION,_PAGE_41

27. ON PAGE 41 OF THE REGISTRATION STATEMENT OF CHINA GROWTH NORTH ACQUISITION CORPORATION, YOU STATE "[SIMULTANEOUSLY WITH OUR FORMATION, OUR PRINCIPALS INCORPORATED CHINAGROWTH SOUTH FORMED FOR THE PURPOSE OF EFFECTING A SHARE CAPITAL EXCHANGE, ASSET ACQUISITION OR OTHER SIMILAR BUSINESS COMBINATION WITH AN OPERATING BUSINESS THAT HAS ITS PRIMARY OPERATING FACILITIES LOCATED IN THE PEOPLE'S REPUBLIC OF CHINA IN ANY CITY OR PROVINCE SOUTH OF THE YANGTZE RIVER. WE BELIEVE THAT CONDUCTING THESE TWO OFFERINGS SIMULTANEOUSLY WILL BE BENEFICIAL TO US FOR A NUMBER OF REASONS, INCLUDING ALLOWING US TO ALLOCATE EXPENSES BETWEEN US AND CHINAGROWTH SOUTH SUCH AS AIRFARE, LODGING AND OTHER EXPENSES IN CONNECTION WITH TRAVELING TO AND FROM CHINA, THEREBY REDUCING THE COST TO EACH OF US." PLEASE DISCLOSE SPECIFICALLY THE EXPENSE SHARING ARRANGEMENTS YOU HAVE WITH CHINAGROWTH SOUTH AND FILE ANY AGREEMENTS THAT MEMORIALIZE THE ARRANGEMENTS.

     RESPONSE: Although no formal contract is in place, since management of both ChinaGrowth North and ChinaGrowth South is similar, we may be able to incur some limited cost savings by allocating certain expenses such as airfare and lodging. We have clarified the disclosure in the Registration Statements accordingly.

EFFECTING A BUSINESS COMBINATION, PAGE 44

SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A BUSINESS COMBINATION,
PAGE 45

28. WE NOTE THAT YOU WILL NOT PAY ANY OF YOUR EXISTING OFFICERS, DIRECTORS, STOCKHOLDERS, OR AFFILIATES ANY FINDER'S FEE OR OTHER COMPENSATION FOR SERVICES IN CONNECTION WITH THE BUSINESS COMBINATION. PLEASE DISCLOSE IF THESE PERSONS COULD RECEIVE SUCH COMPENSATION FROM THE TARGET COMPANY AND WHETHER PAYMENT OF FINDERS' FEE OR CONSULTING FEE TO THESE PERSONS WILL BE A CRITERION IN THE SELECTION PROCESS OF AN ACQUISITION CANDIDATE. IN ADDITION, PLEASE DESCRIBE ANY POLICY PROHIBITING YOUR MANAGEMENT'S PURSUIT OF SUCH FEES OR REIMBURSEMENTS FROM THE ACQUISITION TARGET COMPANY. IF YOU DO NOT HAVE SUCH A POLICY, PLEASE EXPLICITLY STATE SO AND CONSIDER INCLUDING AN APPROPRIATE RISK FACTOR.

     RESPONSE: The Company's existing officers, directors, stockholders and their affiliates are not entitled to any compensation for services in connection with the business combination, including compensation from the target company. Accordingly, we have clarified the disclosure in the Registration Statements and in the forms of insider letters to reflect this understanding and have filed the revised forms of insider letters with the SEC.

FAIR MARKET VALUE OF TARGET BUSINESSES, PAGE 46

29. IT MAY BE HELPFUL TO INCLUDE A RISK FACTOR THAT THE COMPANY WILL NOT BE REQUIRED TO OBTAIN AN OPINION FROM AN UNAFFILIATED, INDEPENDENT INVESTMENT BANKING FIRM AS TO THE FAIR MARKET VALUE OF THE TARGET BUSINESS.

     RESPONSE: Pursuant to the SEC's comment, we have provided the necessary risk factor in the Registration Statements.

OPPORTUNITY FOR SHAREHOLDER APPROVAL OF BUSINESS COMBINATION, PAGE 47

30. ON PAGE 48, YOU STATE "[I]N CONNECTION WITH THE SHAREHOLDER VOTE REQUIRED TO APPROVE ANY BUSINESS COMBINATION, ALL OF OUR EXISTING SHAREHOLDERS HAVE AGREED TO VOTE THE ORDINARY SHARES OWNED BY THEM PRIOR TO THIS OFFERING IN THE SAME MANNER AS A MAJORITY OF THE PUBLIC SHAREHOLDERS WHO VOTE AT THE SPECIAL OR ANNUAL MEETING CALLED FOR THE PURPOSE OF APPROVING A BUSINESS COMBINATION." PLEASE EXPAND UPON THIS STATEMENT. EXPLAIN WHETHER IT MEANS THE EXISTING SHAREHOLDERS WILL VOTE THEIR SHARES IN THE SAME PROPORTION AS THE VOTE BY THE PUBLIC SHAREHOLDERS; OR THAT THE EXISTING SHAREHOLDERS WILL VOTE THE ENTIRETY OF THEIR SHARES EITHER FOR OR AGAINST A BUSINESS COMBINATION, AS DETERMINED BY THE TOTALITY OF THE PUBLIC SHAREHOLDER VOTE; OR WHETHER IT MEANS SOMETHING ELSE.

     RESPONSE: Existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote. Accordingly, we have clarified the language on page 49 of the Registration Statements.

31. YOU GO ON TO STATE THAT "OUR EXISTING SHAREHOLDERS HAVE ALSO AGREED THAT IF THEY ACQUIRE ORDINARY SHARES IN OR FOLLOWING THIS OFFERING, THEY WILL VOTE SUCH ACQUIRED SHARES IN FAVOR OF A BUSINESS COMBINATION." PLEASE CONFIRM THAT THE EXISTING SHAREHOLDERS WILL VOTE THEIR SHARES ACQUIRED IN THE OFFERING IN FAVOR OF A BUSINESS COMBINATION DESPITE THE VOTE OF THE MAJORITY.

     RESPONSE: We have confirmed on page 49 of the Registration Statements that our existing shareholders have agreed that if they acquire ordinary shares in or following this offering, they will vote such acquired shares in favor of a business combination despite the vote of the majority.

COMPETITION FOR TARGET BUSINESSES, PAGE 51

32. PLEASE DISCUSS COMPETITION IN REGARDS TO SIMILAR BLANK CHECK COMPANIES SEEKING BUSINESS COMBINATIONS WITH ENTITIES THAT HAVE THEIR PRIMARY OPERATING FACILITIES IN CHINA.

     RESPONSE: In accordance with the SEC's comments, we have added additional disclosures to discuss the competition in regards to similar blank check companies seeking business combinations with entities that have their primary operating facilities in China on page 53 of the Registration Statements.

COMPARISON TO OFFERINGS OF BLANK CHECK COMPANIES, PAGE 53

33. IN THE TABLE, PLEASE INCLUDE A DISCUSSION THAT COMPARES THE TERMS OF THE OFFERING WITH THE TERMS UNDER RULE 419 WITH RESPECT TO THE SHAREHOLDERS' RIGHT TO RECEIVE INTEREST EARNED FROM THE FUNDS HELD IN TRUST. RULE 419(b)(2)(iii) PROVIDES THAT, "DEPOSITED PROCEEDS AND INTEREST OR DIVIDENDS THEREON, IF ANY, SHALL BE HELD FOR THE SOLE BENEFIT OF THE PURCHASERS OF THE SECURITIES." IT APPEARS THAT THE SHAREHOLDERS' RIGHT TO THE INTEREST INCOME FROM THE TRUST IS A SEPARATE ISSUE FROM "RELEASE OF FUNDS." PLEASE REVISE ACCORDINGLY.

     RESPONSE: In accordance with the SEC's comments, we have revised page 58 of the Registration Statements accordingly.

MANAGEMENT, PAGE 57

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 57

34. PLEASE IDENTIFY ANY ENTITIES IN THE BIOGRAPHIES THAT ARE OR WERE BLANK CHECK COMPANIES.

     RESPONSE: None of the entities in the biographies are or were blank check companies. Under first full risk factor on page 18 of the Registration Statements, we affirmatively state that none of the Company's officers, directors or their affiliates has ever been affiliated with a blank check company.

35.  IN THE BIOGRAPHY OF TENG ZHOU, PLEASE DEFINE "HONG KONG SAR."

     RESPONSE: In accordance with the SEC's comment, we have defined Hong Kong SAR on page 1 of the "Summary Prospectus."

CONFLICTS OF INTEREST- PAGE 59

36. YOU STATE ON PAGE 61 "OUR OFFICERS AND DIRECTORS HAVE AGREED NOT TO BECOME AFFILIATED WITH ENTITIES, INCLUDING BUT NOT LIMITED TO OTHER BLANK CHECK COMPANIES, WHICH ARE ENGAGED IN BUSINESS ACTIVITIES SIMILAR TO THOSE INTENDED TO BE CONDUCTED BY US." PLEASE EXPAND UPON THIS STATEMENT. TELL US WHETHER IT APPLIES TO YOUR CURRENT ACTIVITIES, ANY PROPOSED ACQUISITION, OR BOTH.

     RESPONSE: We have revised the Registration Statements and the forms of insider letters to clarify that the Company's officers and directors have agreed not to become affiliated with any entity engaged in business activities similar to those of the Company until the earlier of completion of a business combination or dissolution of the trust fund.
     The revised form of insider letters has also been refiled with Amendments No. 1 to the Registration Statements. Because the Company has not identified any proposed acquisition, it does not know whether such a target business would be competitive to an affiliate of the Company's officers and directors. Note, however, that we have addressed the conflicts of interest under such a scenario on page 63 of the Registration Statements.

DESCRIPTION OF SHARE CAPITAL, PAGE 66

GENERAL,_PAGE_66

37. YOU STATE "[U]PON THE CLOSING OF THIS OFFERING, WE WILL ADOPT A NEW AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION." PLEASE SUMMARIZE THE DIFFERENCES BETWEEN THE ORIGINAL AND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OR CROSS-REFERENCE TO THE SECTION THAT DISCUSSES THE DIFFERENCES. ALSO DISCLOSE THE REASONS FOR THE CHANGES AND WHY THE COMPANY IS DELAYING THE FILING OF THE AMENDED AND RESTATED ARTICLES. IF NECESSARY, PLEASE RECONCILE THIS STATEMENT WITH THE DISCLOSURE ON PAGE 73. IN ADDITION, PLEASE ADVISE US WHETHER EXHIBIT 3.2, FORM OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION, ARE THE AMENDED AND RESTATED ARTICLES REFERRED TO IN THIS SECTION AND ON PAGE 73.

     RESPONSE: The Company has not delayed the filing of its amended and restated articles. It has filed a form of amended and restated articles with the SEC on May 25, 2006. The Company decided not to formally adopt the amended and restated articled until the SEC had provided further comments to the Company's Registration Statements because of the possibility that further changes could be necessary. The Company has now adopted its amended and restated articles on July 10, 2006. The amended and restated articles are the same as the form of amended and restated articles filed with the SEC as exhibit 3.2 on May 25, 2006. The key differences between the amended and restated articles and the original articles have been highlighted on page 75 of the Registration Statements.

TAXATION, PAGE 75

38. PLEASE STATE WHETHER THE TAXATION DISCUSSION IS BASED ON AN OPINION OF TAX COUNSEL, NAME THE TAX COUNSEL, AND FILE A COPY OF THE OPINION.

     RESPONSE: The taxation discussion is not based on an opinion of tax counsel; however, it has been reviewed by the Company's counsel, DLA Piper Rudnick Gray Cary US LLP. Please note that additional disclosure has also been added to the tax section.

OTHER

39. PLEASE INCLUDE THE DISCLOSURE REQUIRED BY ITEM 4(a) OF FORM F-L AND ITEM 10(B) OF FORM 20-F.

     RESPONSE: We have provided further disclosure under "Description of Share Capital" to comply with Item 4(a) of F-1 and Item 10(B) of Form 20-F.

FINANCIAL STATEMENTS, PAGE F-3

40.  THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH
     ITEM 8.A.5 OF FORM 20-F AT THE EFFECTIVE DATE OF THE REGISTRATION
     STATEMENT.

     The Company will update the financial statements, as necessary, to comply with Item 8.A.5 of Form 20-F at the effective date of the Registration Statements.

NOTE 3 - PROPOSED OFFERING, PAGE F-9

41. PLEASE CLARIFY WHETHER THE VOLATILITY OF 24.02% WAS CALCULATED USING THE AVERAGE VOLATILITY OF THE 420 COMPANIES (WITH MARKET CAPITALIZATIONS OF LESS THAN $200 MILLION) FROM THE SHANGHAI STOCK EXCHANGE COMPOSITE INDEX, AS DISCUSSED IN PARAGRAPH A22 OF SFAS 123R, OR WHETHER THE SUM OF THE STOCK PRICES OF THE REPRESENTATIVE COMPANIES WAS USED TO CREATE AN INDEX TO CALCULATE VOLATILITY. IF THIS IS THE CASE, PLEASE EXPLAIN YOUR BASIS FOR THE USE OF A CALCULATED INDEX IN YOUR FAIR VALUE MEASUREMENT, RATHER THAN BASING EXPECTATIONS ABOUT FUTURE VOLATILITY ON THE AVERAGE VOLATILITIES OF THE REPRESENTATIVE COMPANIES. ALSO, TELL US WHETHER YOU CALCULATED VOLATILITY USING DAILY HISTORICAL PRICES OR SOME OTHER INTERVAL. PLEASE PROVIDE US WITH A SCHEDULE LISTING EACH REPRESENTATIVE COMPANY, THEIR MARKET CAPITALIZATION, THEIR VOLATILITY, AND THE TERM AND INTERVAL OF THE VOLATILITY.

     RESPONSE: The Company's estimated volatility was calculated based on an index of the 420 companies in the sample. After reviewing paragraph A22 of FAS 123(R), the Company revised its calculation and is now using the average of the volatilities of the companies in the samples rather than the volatilities of an index created by the sample. The Company's new estimated volatility is 38.7%. The Company has revised its disclosures in the Registration Statements accordingly. In addition, the Company calculated volatility using weekly historical prices. Please see EXHIBIT B for a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

WARRANTS

42. GIVEN THAT THE OFFER AND SALE OF THE WARRANTS AND THE SECURITIES UNDERLYING THE WARRANTS ARE INCLUDED IN THE UNITS BEING REGISTERED, THE OFFER AND SALE OF THE UNDERLYING SECURITIES ARE REGISTERED AT THE TIME OF EFFECTIVENESS. AS A RESULT, IT APPEARS YOU WILL BE REQUIRED TO FILE TIMELY UPDATES TO THIS REGISTRATION STATEMENT AND DELIVER A CURRENT PROSPECTUS AT THE TIME SUCH WARRANTS ARE EXERCISED. IN LIGHT OF THIS FACT, PLEASE TELL US HOW YOU PLAN TO ACCOUNT FOR THESE WARRANTS UPON ISSUANCE. IN THIS REGARD, IT APPEARS THAT PURSUANT TO THE GUIDANCE IN PARAGRAPHS 14-18 OF EITF 00-19 YOU MAY BE REQUIRED TO ACCOUNT FOR THE WARRANTS AS LIABILITIES MARKED TO FAIR VALUE EACH PERIOD THROUGH THE INCOME STATEMENT. PARAGRAPH 14 OF EITF 00-19 STATES THAT IF THE CONTRACT ALLOWS THE COMPANY TO NET-SHARE OR PHYSICALLY SETTLE THE CONTRACT ONLY BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THAT THE COMPANY WILL BE REQUIRED TO NET-CASH SETTLE THE CONTRACT, AND AS A RESULT, LIABILITY CLASSIFICATION WILL BE REQUIRED. PARAGRAPH 17 OF EITF 00-19 STATES THAT IF THE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT IS PERMITTED OR REQUIRED, AND THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES, THEN NET CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES (BECAUSE IT IS UNLIKELY THAT NONPERFORMANCE WOULD BE AN ACCEPTABLE ALTERNATIVE). PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN YOUR PROPOSED ACCOUNTING FOR YOUR WARRANTS. WE NOTE IT APPEARS YOU ARE CURRENTLY ASSUMING THAT THE WARRANTS WILL BE CLASSIFIED AS EQUITY UPON ISSUANCE BASED ON THE REVIEW OF YOUR CAPITALIZATION TABLE AND THE SUMMARY FINANCIAL DATA, AS ADJUSTED. IF YOU CONCLUDE THAT LIABILITY CLASSIFICATION WILL BE REQUIRED UPON ISSUANCE, PLEASE REVISE YOUR CAPITALIZATION TABLE, SUMMARY FINANCIAL DATA, DILUTION INFORMATION AND ANY WHERE ELSE IN THE DOCUMENT AS NEEDED, TO PROPERLY REFLECT THIS CLASSIFICATION. ADDITIONALLY, PLEASE ADD DISCLOSURE IN THE DOCUMENT DESCRIBING YOUR PROPOSED ACCOUNTING FOR THE WARRANTS UPON ISSUANCE, INCLUDING THE POTENTIAL IMPACT FOR VOLATILITY IN YOUR INCOME STATEMENT GIVEN THE REQUIREMENT TO MARK THE WARRANTS TO FAIR VALUE EACH PERIOD.

     RESPONSE: In response to the SEC's comment, the Company has added two risk factors on page 32 and additional disclosure on pages 70-71 of the Registration Statements to provide that not only would the registered holders of a warrant not be entitled to receive a net-cash settlement, but they would not be entitled to receive any other form of consideration, including shares of common stock. Corresponding disclosure has been added to Sections 3.32 and 7.4 of the Warrant Agreement. After providing such disclosure, the Company believes that, under ETF 00-19, the Warrants have been properly classified as equity in the financial statements. In addition, the Company has amended the Registration Statements to reflect that the Company has a contractual obligation under the Warrant Agreement to use its best efforts to maintain current Registration Statements under the Securities Act of 1933 following the Offering. To the extent that the Company has not complied with this undertaking, it may have obligations under a breach of contract claim. The extent of the damages to be determined by a court, if any, would depend on the facts an circumstances at this time, including any mitigating factors, such as the warrantholders' ability to sell the warrants in the public market and the attendant sales price. We respectfully submit that we do not believe that such information is appropriate for inclusion in the registration statement for several reasons. First, we have registered the warrants and the exercise of the warrants in this registration statement and it will remain current for a significant period of time. Second, there is no basis to believe that the company will not honor its registration obligations, especially since it has an economic incentive to keep the registration statement effective. Third, in the event that the business combination is not consummated within 18 months, the warrants will expire by their terms anyway.

ITEM 8- EXHIBITS

43. WE NOTE THAT A NUMBER OF EXHIBITS, INCLUDING THE UNDERWRITING AGREEMENT AND THE OPINION AND CONSENT OF COUNSEL, REMAIN TO BE FILED BY AMENDMENT.

     RESPONSE: We will file the other required exhibits, including the forms of underwriting agreements and the opinions and consents of counsel, prior to effectiveness.

EXHIBIT 23.1

44. PROVIDE A CURRENT CONSENT OF THE INDEPENDENT ACCOUNTANT IN ANY AMENDMENT. ALSO, THE CONSENT REPORT SHOULD PROVIDE THE NAME AND SIGNATURE OF THE INDEPENDENT ACCOUNTANT.

     RESPONSE: We have provided current consents of Berenson LLP in Amendments No. 1 to the Registration Statements with the appropriate name and signature.

     If you have any questions, please contact the undersigned at 212-335-4998.

                                                         Sincerely,



                                                         William Haddad


     cc:    Mr. Jin Shi,
            ChinaGrowth North Acquisition Corporation

            Mr. Michael Zhang,
            ChinaGrowth South Acquisition Corporation

EXHIBIT A

MORGAN JOSEPH & CO. INC.
Blank Check Offerings Underwritten on a Firm Commitment Basis
Registered or Seeking to Register



                                                         REGISTERED (R) / SEEKING TO   INITIAL FILING
COMPANY                                    MJ ROLE              REGISTER (S)                DATE         EFFECTIVE DATE   FORM FILED
-------                                    -------              ------------                ----         --------------   ----------
Aldabra Acquisition Corp.                  Lead Manager               R                  12/23/2004       2/17/2005        Form S-1
Mercator Partners Acquisition Corp.,       Co-manager                 R                  1/26/2005        4/13/2005        Form S-1
Oakmont Acquisition Corp.                  Lead Manager               R                   5/4/2005        7/12/2005        Form S-1
Stone Arcade Acquisition Corp.             Lead Manager               R                   5/3/2005        8/15/2005        Form S-1
Coconut Palm Acquisition Corp.             Lead Manager               R                  5/20/2005        9/8/2005         Form S-1
Echo Healthcare Acquisition Corp.          Lead Manager               R                  7/15/2005        3/17/2006        Form S-1
General Finance CORP                       Lead Manager               R                  11/18/2005       4/5/2006         Form S-1
HD Partners Acquisition Corporation        Lead Manager               R                  12/20/2005       6/1/2006         Form S-1
Global Technology Industries, Inc.         Lead Manager               S                  3/17/2006                         Form S-1
ChinaGrowth North Acquisition Corporation  Lead Manager               S                  5/25/2006                         Form F-1
ChinaGrowth South Acquisition Corporation  Lead Manager               S                  5/25/2006                         Form F-1
MBF Healthcare Acquisition Corp.           Co-manager                 S                   7/6/2006                         Form S-1




                                                 STATUS OF THE OFFERING SO FAR
                                                -------------------------------
                                                                    EXECUTED
                                                CURRENT ESCROW      BUSINESS
                                                  AMOUNT(1)        COMBINATION
                                                  ---------        -----------
Aldabra Acquisition Corp.                            93.4%          Announced
Mercator Partners Acquisition Corp.,                 92.9%          Announced
Oakmont Acquisition Corp.                            92.9%             No
Stone Arcade Acquisition Corp.                       94.1%          Announced
Coconut Palm Acquisition Corp.                       92.1%          Announced
Echo Healthcare Acquisition Corp.                    95.7%             No
General Finance CORP                                 95.2%             No
HD Partners Acquisition Corporation                  95.1%             No
Global Technology Industries, Inc.
ChinaGrowth North Acquisition Corporation
ChinaGrowth South Acquisition Corporation
MBF Healthcare Acquisition Corp.


(1) Represents percent of gross proceeds, including over-allotment, held in trust as of latest 10Q or 10K or prospectus.


DLA PIPER RUDNICK GRAY CARY US LLP
Blank Check Offerings Underwritten on a Firm Commitment Basis
Registered or Seeking to Register

                                                                                                      STATUS OF THE OFFERING SO FAR
                                                                                                      -----------------------------
                                            REGISTERED (R)/                                                   CURRENT     EXECUTED
                                             SEEKING TO         INITIAL                                       ESCROW      BUSINESS
COMPANY                                      REGISTER (S)     FILING DATE      EFFECTIVE DATE  FORM FILED    AMOUNT(1)  COMBINATION
-------                                      ------------     -----------      --------------  ----------    ---------  -----------
HD Partners Acquisition Corp.                     R           12/23/2004         2/17/2005      Form S-1       95.1%     Announced
ChinaGrowth North Acquisition Corporation         S           5/25/2006                         Form F-1
ChinaGrowth South Acquisition Corporation         S           5/25/2006                         Form F-1

(1) Represents percent of gross proceeds, including over-allotment, held in trust as of latest 10Q or 10K or prospectus.

Exhibit B

                                             5 YEAR WEEKLY   CURRENCY ADJUSTED
COMPANY NAME                      TICKER       VOLATILITY      MARKET CAP. (USD)
------------                      ------       ----------      -----------------
Sichuan Road & Bridge Co Ltd       600039          32.3%                 $181.6
Ningbo United Group Co Ltd         600051          30.7%                  178.9
Jiangxi Paper Industry Co          600053          45.4%                   85.2
Beijing Wandong Medical            600055          35.8%                   85.2
Amoi Electronics Holdings Co L     600057          42.9%                  247.8
Anhui Wanwei Updated High-Tech     600063          31.6%                  115.1
Luohe Yinge Industrial Group C     600069          43.4%                  181.3
Zhejiang Furun Co Ltd              600070          35.0%                   67.4
General Asia Bank PCL              600071          42.3%                  114.9
Jiangnan Heavy Industry            600072          38.0%                  229.4
Weifang Beida Jade Bird Huagua     600076          46.0%                  101.3
Liaoning Guoneng Group Joint-S     600077          40.7%                  119.9
Ansell Ltd                         600079          33.9%                  158.9
Dong Feng Motor Co Ltd             600081          39.4%                  153.3
Tianjin Hi-Tech Development Co     600082          36.0%                  200.2
Chengdu Book Digital Co Ltd        600083          41.3%                   71.6
Suntime International Economic     600084          37.5%                  253.5
Baotou Tomorrow Technology Hol     600091          28.6%                  172.1
Sichuan Hejia Co                   600093          38.4%                   80.0
Harbin High-Tech Group Co          600095          35.6%       No Longer Avail.
Zhejiang Holley Technology Co      600097          33.5%                   79.7
Linhai Co Ltd                      600099          37.5%                  124.7
Sichuan Mingxing Electric Powe     600101          28.3%                  199.8
Jiangsu Yongding Co-A              600105          33.7%                  163.4
Chongqing Road & Bridge Co         600106          40.6%                  161.3
Hubei Mailyard Share Co Ltd        600107          35.9%                  152.6
Chengdu City Commodities Co Lt     600109          34.2%                   56.2
Guizhou Changzheng Electrical      600112          37.5%                  129.0
Zhejiang Dongri                    600113          32.8%                   72.0
Ningbo Tongmuo New Material Gr     600114          48.6%                  132.5
Chongqing Three Gorges Water C     600116          35.4%                  126.1
Yangtze River Economy United D     600119          36.8%                  109.1
Hunan Jinjian Cereals Industry     600127          37.7%                  148.6
Jiangsu Holly International Co     600128          35.2%                   88.1
Taiji Group Co Ltd                 600129          44.1%                  178.5
East Lake High Technology Grou     600133          37.0%                  248.9
Lucky Film Co                      600135          38.4%                  196.3
Sichuan Changjiang Packaging H     600137          42.3%                   44.1
Mianyang Gao Xin Industrial De     600139          42.9%                   46.2
Hubei Xingfa Chemicals Group C     600141          32.3%                  113.9
Chongqing Light Industry and T     600145          31.8%                  164.7
Dalian Shide Investment Co Ltd     600146          41.8%                  105.8
Changchun Yidong Clutch Co         600148          36.1%                   74.2
Sino Construction & TelecomCo      600149          38.5%                  152.1
Ningbo Veken Elite Group Co Lt     600152          30.3%                  128.5
Hebei Baoshuo Co                   600155          33.2%                  147.0
Hunan Huasheng Co Ltd              600156          38.4%                  163.6
Taian Lurun Co                     600157          37.8%                  154.5

Beijing Shunyi Dalong Urban Co     600159          39.6%                  138.5
Nanzhi Co Ltd/Fujian               600163          34.0%                  131.6
Ningxia Hengli Steel Wire Co       600165          40.9%                   71.8
Shenyang Nanhu South Lake Scie     600167          36.1%                  124.3
Wuhan Urban Construction Inves     600168          29.5%                  201.4
Henan Huanghe Xuanfeng Co          600172          34.4%                  175.0
Heilongjiang Province Mudanjia     600173          39.4%                   61.8
Meidu Holdings Co Ltd              600175          37.1%                   79.9
HeiLongJiang HeiHua Co             600179          34.0%                  166.3
Shandong Jiufa Edible Fungus C     600180          30.4%                  150.4
Giti Tyre Corp                     600182          38.5%                  178.2
Hubei New HuaGuang Information     600184          42.9%                  106.5
Xian Seastar Modern-Tech Co Lt     600185          41.4%                  107.2
Jilin Forest Industry Co           600189          29.8%                  193.0
Xiamen Prosolar Technology Co      600193          36.0%                   72.2
Anhui Golden Cattle Co             600199          36.2%                   89.3
Inner Mongolia Jinyu Group Ltd     600201          35.7%       No Longer Avail.
Fujian Furi Electronics Co Ltd     600203          37.8%                  160.3
Grinm Semiconductor Materials      600206          36.4%                  146.2
Zhong Bao Ke Kong Investment C     600208          42.5%                  123.2
Lawton Development Co Ltd          600209          41.4%                  129.6
Tibet Rhodiola Pharmaceutical      600211          35.0%                  175.9
Shandong Jiangquan Industry Co     600212          26.1%                  188.1
Anhui Quanchai Engine Co           600218          40.0%                  109.5
Wanjie Group Co Ltd                600223          34.1%                  169.0
Huatong Tianxiang Group Co Ltd     600225          42.1%                   79.4
Zhejiang Shenghua Biok Biology     600226          34.9%                  167.7
Wedington Drive Sewer Improvem     600227          29.6%                  181.8
Jiangxi Changjiu Biochemical I     600228          48.6%                  109.9
Qingdao Soda Ash Industrial Co     600229          28.9%                  169.4
Hebei Cangzhou Dahua Co Ltd        600230          35.7%                  187.5
Zhejiang Golden Eagle Co Ltd       600232          39.1%                  160.9
Dalian Dayang Trands Co Ltd        600233          30.0%                   71.6
Taiyuan Tianlong Group Co Ltd      600234          49.2%                   25.7
Minfeng Special Paper Co Ltd       600235          38.3%                  133.4
Anhui Tongfeng Electronics Co      600237          32.6%                   98.6
Hainan Yedao Co Ltd                600238          32.4%                  119.8
Yunnan Honghe Guangming Co Ltd     600239          37.9%                   97.6
Shenzhen Huaye Development Co      600240          33.5%                  135.5
Liaoning Times Garments I/E In     600241          32.8%                   79.4
Guangdong Hualong Groups Ltd C     600242          42.1%                   40.5
Qinghai Huading Industrial Co      600243          36.8%                  113.4
Jilin Wuhua Group Co Ltd           600247          40.0%                  118.7
Yangling Qinfeng Agricultural      600248          43.3%                   55.6
Liuzhou Liangmianzhen Co Ltd       600249          46.0%                  167.5
Nanjing Textiles Imp & Exp Cor     600250          36.6%                  154.3
Guangxi Wuzhou Zhongheng Group     600252          38.6%                  122.7
Henan Topfond Pharmaceutical G     600253          37.8%                  179.6
Anhui Xinke New Materials Co L     600255          35.3%                  136.2
Hunan Dongting Aquaculture Ltd     600257          31.4%                   97.9
Hainan Xingye Polyester Co Ltd     600259          43.9%                   56.0
Yunnan Jinggu Forestry Co Ltd      600265          31.5%                   87.5

Shanghai Kaikai Industrial Co      600272          39.0%                  105.2
Huafang Textile Co Ltd             600273          33.7%                   81.7
Hubei Wuchangyu Co Ltd             600275          38.1%                  178.1
Inner Mongolia Yili Science An     600277          35.0%                  118.2
Orient International Enterpris     600278          34.8%                  152.1
Chongqing Gangjiu Co Ltd           600279          32.4%                  165.1
Shanghai Pudong Road & Bridge      600284          36.8%                  142.7
Henan Lingrui Pharmaceutical C     600285          33.8%                   65.9
Jiangsu Sainty Corp Ltd            600287          31.7%                  140.9
Daheng New Epoch Technology In     600288          40.0%                  121.6
China Foma Forest Machinery Gr     600290          23.5%                  150.8
Xishui Strong Year Co Ltd Inne     600291          35.7%                  114.3
Chongqing Jiulong Electric Pow     600292          34.4%                  160.6
Dalian Merro Pharmaceutical Co     600297          29.6%                  121.2
Nanning Chemical Industry Co L     600301          42.4%                   99.1
Xi'an Typical Industries Co Lt     600302          40.5%                  204.3
Liaoning SG Automotive Group C     600303          41.8%                  124.6
Shenyang Commercial City Co Lt     600306          35.8%                  105.4
Zhongken Agricultral Resource      600313          39.3%                  106.3
Anhui Chaodong Cement Group Co     600318          49.7%                  157.1
Weifang Yaxing Chemical Co Ltd     600319          36.3%                  184.7
Sichuan Guodong Construction G     600321          32.0%                  135.1
Tibet Tianlu Communications Co     600326          42.7%                  191.4
Dingsheng Tiangong Constructio     600335          33.7%                  111.1
Qingdao AUCMA Co Ltd               600336          34.8%                  138.6
Markor International Furniture     600337          35.4%                  212.9
Tibet Summit Industrial Co Ltd     600338          43.8%                  119.2
Shaanxi Aerospace Power Hi-Tec     600343          48.7%                  193.4
Dalian State-Owned Asset Manag     600346          63.8%       No Longer Avail.
Shanxi Yabao Pharmaceutical Gr     600351          36.1%                   83.6
Chengdu Xuguang Electronics Co     600353          38.8%                   63.0
Gansu Dunhuang Seed Co Ltd         600354          47.2%                  143.3
Routon Electronic Co Ltd           600355          40.3%                  100.3
Mudanjiang Hengfeng Paper Co L     600356          29.4%                  131.0
Tonghua Grape Wine Co Ltd          600365          35.4%                  156.0
Chongqing Changjiang River Wat     600369          41.6%                   77.1
Jiangsu Sanfangxiang Group Co      600370          25.8%       No Longer Avail.
Heilongjiang Huaguan Science A     600371          91.4%       No Longer Avail.
Changhe Aviation Industry Grou     600372          35.3%       No Longer Avail.
Jiangxi Xinxin Industrial Co L     600373          80.4%                   56.3
Anhui Xingma Automobile Co Ltd     600375          39.6%                   97.3
Beijing Tianhong Baoye Real Es     600376          37.2%                  125.1
Sichuan Tianyi Science & Techn     600378          40.4%                  144.3
Qinghai Baichunlu Co Ltd           600381          35.0%                  104.4
Shandong Jintai Group Co Ltd       600385          44.6%                   41.2
Beijing Bashi Co Ltd               600386          34.2%                  301.0
Chenzhou Finance Bureau            600387          39.9%                  163.4
Fujian Longking Co Ltd             600388          31.2%                  138.7
Kingray New Materials Science      600390          38.8%                   83.5
Tiancheng Co Ltd of Taiyuan Un     600392          40.7%                  161.3
Guangzhou Yuetai Group Co Ltd      600393          39.6%                  109.6
Anyuan Industrial Co Ltd           600397          33.9%                  164.5

Canal Scientific & Technologic     600398          36.0%                  147.1
Jiangsu Hongdou Industry Co Lt     600400          34.8%                  156.8
Jiangsu Shenlong Hi-Tech Group     600401          42.3%                  108.4
Nanjing XWTEC Co Ltd               600403          42.8%                  111.0
Beijing Dynamic Power Co Ltd       600405          56.6%                  118.0
Wuhan National Pharmaceutical      600421          68.6%                  111.6
Kunming Pharmaceutical Corp        600422          35.6%                  172.9
Xinjiang Qingsong Cement Co Lt     600425          40.1%                  105.7
Beijing North Phenix Intellige     600435          28.7%                  127.0
Henan Rebecca Hair Products Co     600439          39.5%                  211.9
Anhui Guotong Hi-Tech Pipes In     600444          43.1%                   64.5
Shenzhen Kingdom Technology Co     600446          43.9%                  133.4
Huafang Ltd Co                     600448          42.3%                  116.8
Ningxia Saima Industry Co Ltd      600449          41.1%                  103.1
Chongqing Fuling Electric Powe     600452          42.6%                   86.2
Xi'an But'one Information Corp     600455          58.2%                   76.2
Zhuzhou Times New Materials Te     600458          42.0%                  121.4
Jiangxi Hongcheng Waterworks C     600461          33.2%                   93.5
Yanbian Shixian Bailu Papermak     600462          35.5%                   81.1
Beijing Airport High-Tech Park     600463          40.3%                  112.4
Sichuan Dikang Sci & Tech Phar     600466          33.3%                   80.1
Tianjin Benefo Tejing Electric     600468          41.4%                  198.1
Aeolus Tyre Co Ltd                 600469          38.8%                  168.4
Anhui Liuguo Chemical Co Ltd       600470          33.1%                  164.8
Hunan Copote Science & Technol     600476          44.4%                   88.5
Zhejiang Hangxiao Steel Struct     600477          54.1%                  121.4
Changsha Lyrun Material Co Ltd     600478          46.2%                  106.4
Zhuzhou Qianjin Pharmaceutical     600479          39.2%                  149.9
Lingyun Industrial Corp Ltd        600480          36.5%                  188.5
Fujian Nanfang Textile Co Ltd      600483          32.1%                   86.2
Beijing Zhongchuang Telecom Te     600485          51.3%                  211.0
Jiangsu Yangnong Chemical Co L     600486          32.0%                  124.1
Jiangsu Hengtong Photoelectric     600487          34.3%                  160.7
Shanghai Synica Co Ltd             600490          45.5%                   59.5
Fujian Fengzhu Textile Science     600493          35.0%                   82.7
Jinxi Axle Co Ltd                  600495          38.8%                  138.0
Changjiang & Jingong Steel Str     600496          38.2%                  131.9
Kingly Profits Corp                600499          40.3%                  105.3
Anhui Water Resources Developm     600502          34.1%                   97.7
Xinzhi Sci & Tech Co Ltd           600503          52.6%                   52.6
Sichuan Xichang Power Jointsto     600505          35.8%                  124.1
Xinjiang Korla Pear Co Ltd         600506          37.2%       No Longer Avail.
Jiangxi Changli Automobile Spr     600507          41.3%                  100.4
Xinjiang Tianfu Thermoelectric     600509          28.6%                  192.5
Tengda Construction Group Co L     600512          28.6%                  149.0
Jiangsu Lianhuan Pharmaceutica     600513          37.0%                   58.6
Hainan First Investment & Merc     600515          41.7%                   68.8
Lanzhou Hailong New Material C     600516          40.3%                   88.0
Shanghai Zhixin Electric Co Lt     600517          45.1%                  274.6
Guangdong Kangmei Pharmaceutic     600518          34.0%                  172.1
Tongling Trinity Technology Co     600520          33.8%                   71.3
Guizhou Guihang Automotive Com     600523          41.5%                  165.1

Zhejiang Feida Environmental S     600526          66.1%                  100.3
Jiangsu Jiangnan High Polymer      600527          46.6%                   85.0
Shandong Pharmaceutical Glass      600529          33.1%                  172.0
Shanghai Jiaoda Onlly Co Ltd       600530          56.1%                  174.1
Henan Yuguang Gold & Lead Co L     600531          38.9%                  184.1
Shandong Huayang Technology Co     600532          33.8%                   57.1
Zhejiang Haitong Food Group Co     600537          35.9%                  103.0
Beihai Gofar Marine Biological     600538          32.4%                   99.2
Taiyuan Lionhead Cement Co Ltd     600539          31.5%                  125.1
Xinjiang Sayram Modern Agricul     600540          44.9%                  148.4
Gansu Mogao Industrial Develop     600543          36.0%       No Longer Avail.
Xinjiang Urban Construction Co     600545          36.5%                   80.9
China Petroleum Jilin Chemical     600546          35.2%                  220.6
Ustc Chuangxin Co Ltd              600551          47.0%                   56.6
Anhui Fangxing Science & Techn     600552          40.7%                   57.5
Hebei Taihang Cement Co            600553          39.9%                  141.6
Guangxi Beisheng Pharmaceutica     600556          52.7%                  152.3
Jiangsu Kanion Pharmaceutical      600557          34.7%                  136.2
Sichuan Atlantic Welding Consu     600558          30.2%                  122.9
Hebei Yufeng Industry Co Ltd       600559          32.3%                  109.6
Beijing Aritime Intelligent Co     600560          34.8%                   93.9
Jiangxi Changyun Co Ltd            600561          40.4%                  111.7
Jiangsu Gaochun Ceramics Co Lt     600562          34.1%                   51.2
Chongqing Dima Industry Co Ltd     600565          34.7%                  121.7
Hubei Hongcheng General Machin     600566          35.9%                   60.5
Anhui Shanying Paper Industry      600567          29.0%                  180.7
Hubei Qianjiang Pharmaceutical     600568          32.4%                   77.5
Handsome Electronics Co Ltd        600570          45.4%                  123.2
Hangzhou Sunyard System Engine     600571          38.4%                  120.2
Zhejiang Conba Pharmaceutical      600572          49.9%                  149.3
Wuxi Guolian Textile Group Co      600576          43.3%                  131.1
Hunan Xianghui Assets Manageme     600577          33.7%                  111.8
Qingdao Yellow Sea Rubber Co L     600579          41.2%                   99.7
Wolong Electric Group Co Ltd       600580          33.6%                  169.8
Shandong Jinjing Science & Tec     600586          36.5%                  149.3
Shinva Medical Instrument Co L     600587          38.5%                   58.4
Guangdong Rongtai Industry Co      600589          37.0%                  165.9
Tellhow Sci-Tech Co Ltd            600590          37.0%                  170.2
Dalian Shengya Tourism Holding     600593          34.9%                   78.9
Henan Zhongfu Industry Co Ltd      600595          43.7%                  205.3
Hunan Liuyang Fireworks Co Ltd     600599          39.8%                   90.1
Shanghai Xingye Housing Co Ltd     600603          42.0%                   57.4
Shanghai Erfangji Co Ltd           600604          47.1%                  188.8
Shanghai Broadband Technology      600608          39.5%                  127.6
China Textile Machinery            600610          47.5%                  204.8
China First Pencil Co Ltd          600612          34.9%                  148.9
Shanghai Wingsung Data Technol     600613          41.2%       No Longer Avail.
Shanghai Dingli Technology Dev     600614          42.7%                   61.1
Shanghai Fenghwa Group Co Ltd      600615          44.2%                  104.4
Shanghai Lianhua Fibre Corp        600617          51.0%                  103.1
Shanghai Tianchen Co Ltd           600620          35.5%                  106.5
Shanghai Jiabao Industry & Com     600622          36.0%                  185.7

Shanghai Fudan Forward S & T C     600624          33.5%                  165.8
Shanghai Shenda Co Ltd             600626          32.9%                  187.1
Shanghai Dragon Corp               600630          40.9%                  193.9
Shanghai Whitecat Shareholding     600633          46.1%                  139.6
Shanghai Hainiao Enterprises D     600634          42.7%                   67.2
Leshan Electric Power Co           600644          25.9%                  160.6
Shanghai Met Group Corp            600645          43.1%                   91.0
Shanghai Tongda Venture Capita     600647          38.3%                   55.6
China Worldbest Group Co Ltd       600656          39.8%                   54.8
Beijing Tianqiao Beida Jade Bi     600657          42.4%                  141.6
Beijing C&W Technology Co Ltd      600658          40.5%                   68.3
Southwest Pharmaceutical Co        600666          32.7%                   74.4
Wuxi Taiji Industry Ltd            600667          32.3%                  138.4
Zhejiang Jianfeng Group            600668          33.7%                  144.6
Hangzhou Tian-Mu-Shan Pharm        600671          33.7%                   84.1
Chengdu Yangzhiguang Industria     600673          36.4%                   72.1
Shanghai Jiao Yun Co Ltd           600676          29.6%                  196.4
Sichuan Golden Summit Group        600678          39.3%                  107.4
Phoenix Co Ltd/China               600679          47.2%                  130.9
Shanghai Posts & Telecommunica     600680          37.9%       No Longer Avail.
Winowner Group Co Ltd              600681          47.6%                   41.9
Silvertie Holding Co Ltd           600683          35.6%                  127.7
Guangzhou Pearl River IND          600684          30.4%                  104.1
Zhejiang HSD Industrial Co Ltd     600687          43.9%                   71.6
Shanghai Sanmao Enterprise Gro     600689          40.6%                   85.3
Dongxin Electrical Carbon Co L     600691          45.7%                   29.5
Shanghai Yatong Co Ltd             600692          36.2%                  127.9
Fujian Dongbai (Group) Co Ltd      600693          32.4%                  164.3
Shanghai Dajiang Group             600695          42.6%       No Longer Avail.
Changchun Eurasia Group Co Ltd     600697          26.4%                  158.5
Liaoyuan Deheng Co Ltd             600699          39.4%                   72.9
Harbin Gong Da High-Tech Enter     600701          33.1%                  178.7
Tianyi Science & Technology Co     600703          38.9%                   47.8
Zhejiang Zhongda Group             600704          34.7%                  176.2
Beiya Industrial Group Co          600705          36.9%                  221.8
Chang An Information Industry      600706          39.8%                   46.4
IRICO Display Devices Co Ltd       600707          39.3%                  198.0
Changlin Co Ltd                    600710          39.1%                  202.2
Xiamen Eagle Group Co Ltd          600711          39.4%                   43.5
Nanning Department Store Co Lt     600712          36.5%                   93.2
Nanjing Medical Co Ltd             600713          31.7%                  162.3
Qinghai Jinrui Mineral Develop     600714          45.6%                  132.3
Songliao Automobile Co             600715          41.6%                   51.3
Qinhuangdao Yaohua Glass           600716          36.3%                  251.6
Dalian Thermal Power Co Ltd        600719          34.1%                  131.6
Gansu Qilianshan Cement            600720          32.9%       No Longer Avail.
Xinjiang Bai Hua Cun Co Ltd        600721          40.6%                   44.3
Yunnan Yunwei Co Ltd               600725          34.4%                  109.6
Suntek Technology Co Ltd           600728          43.4%                  101.3
China Hi-Tech Group Co             600730          37.7%                  130.8
Hunan Haili Chemical IND           600731          37.2%                   91.7
China Harbour Engineering Co G     600732          42.2%                  119.4

Chengdu Qian Feng Electronics      600733          42.3%                  112.7
Fujian Start Computer Group        600734          40.6%                   82.7
Shandong Lanling Chenxiang Jiu     600735          46.5%                   61.8
Lanzhou Minbai Shareholding Gr     600738          38.5%                   97.3
Shanxi Coking Co Ltd               600740          36.6%                  207.8
Chang-Chun FAW Sihuan Automobi     600742          37.6%                  106.6
Hubei Xingfu Industry Co Ltd       600743          45.2%                  137.7
Hubei Tianhua Holding Co Ltd       600745          40.1%                   28.0
Jiangsu Sopo Chemical Co           600746          40.3%                  142.2
Tibet Shengdi Co Ltd               600749          35.8%                  103.0
Jiangxi Jiangzhong Pharmaceuti     600750          30.5%                  184.7
Tianjin Marine Shipping Co Ltd     600751          51.5%                  153.1
Henan Bingxiong Fresh Equipm       600753          41.0%       No Longer Avail.
China Worldbest Group Co Ltd       600757          37.4%                  184.8
Liaoning Jindi Construction Co     600758          37.1%                   89.5
Hainan Overseas Chinese            600759          40.7%                   45.6
Dongan Heibao Co Ltd               600760          38.0%                   68.6
Zhongyan Textile Corp              600763          55.6%                   87.8
Guizhou Liyaun Component Co Lt     600765          34.8%                   91.5
Yantai Hualian Development Gro     600766          43.1%                   68.3
Winsan Shanghai Industrial Cor     600767          40.8%                  153.1
Ningbo Fubang Jingye Group Co      600768          27.9%                  141.0
Tibet Jinzhu Co                    600773          40.7%                   62.2
Xinjiang Friendship Group Co L     600778          37.3%                  119.2
Xinhua Metal Products Co Ltd       600782          33.8%                  123.7
Shandong Luxin High-Tech Indus     600783          42.8%                   89.0
Luyin Investment Group Co Ltd      600784          32.9%                   95.6
Shandong Lukang Pharma             600789          32.8%                  199.8
Tianchuang Property Co Ltd         600791          33.9%                   86.9
Yunnan Malong Industry Group C     600792          28.3%       No Longer Avail.
Yibin Paper Industry Co Ltd        600793          33.4%                   82.4
Zhejiang Qianjiang Biochem         600796          30.5%                  161.1
Fujian Cement Inc                  600802          39.6%                  134.5
Hebei Weiyuan Bio-Chemical Sto     600803          36.9%                  109.4
Chengdu Dr Peng Technology Co      600804          43.2%                   97.4
Jiaoda Kunji High-Tech Co Ltd      600806          40.6%                  183.7
Jinan Department Store             600807          45.6%                   48.7
Xiamen Engineering Machinery C     600815          31.6%                  274.3
AnXin Trust & Investment Co Lt     600816          42.7%                  243.6
Shanghai Hongsheng Technology      600817          38.2%                  182.7
Tianjin Quanye Bazaar (Group)      600821          34.6%                  182.2
Shanghai Lansheng Corp             600826          40.5%                  154.0
Shenzhen Maoye Co Ltd              600828          42.3%                  169.5
Ningbo Dahongying Industry & I     600830          32.3%                  152.8
Brilliance Group Co Ltd            600833          38.4%       No Longer Avail.
Shanghai Jielong Development G     600836          46.2%                  110.6
Shanghai Join Buy Co Ltd           600838          34.3%                  163.4
Zhejiang Xinhu Venture Investm     600840          38.9%                  177.2
Shanghai Pharmaceutical Group      600842          40.7%                   96.8
Daying Modern Agricultural Co      600844          55.6%                  219.8
Shanghai Tongji Science & Tech     600846          36.4%                  116.9
Chongqing Wanli Storage Batter     600847          40.3%                   30.9

Shanghai Automation Instrument     600848          36.6%       No Longer Avail.
Shanghai East China Computer C     600850          41.9%                   89.4
Longjian Road & Bridge Co Ltd      600853          36.4%                  195.1
Changchun Department Jituan St     600856          34.4%                   87.8
Hit Shouchuang Technology Co L     600857          35.0%                  101.7
Beiren Printing Machinery          600860          36.2%                  170.1
Tonmac International Co Ltd        600862          44.0%                   73.7
Star Lake Bioscience Co Inc        600866          34.2%                  166.8
Jiangsu Far East Group Co Ltd      600869          44.7%                   89.3
Wuzhou Pearl Star Holdings Co      600873          41.3%                   60.2
Luoyang Glass Co Ltd               600876          40.7%                  299.9
China Jialing Industrial Co Lt     600877          26.8%                  210.4
Shandong Dacheng Pesticide Co      600882          32.4%                   79.0
Yunnan Fortune Science & Techn     600883          41.3%       No Longer Avail.
Wuhan Linuo Solar Energy Group     600885          41.3%                  118.7
Nanjing Chemical Fibre             600889          36.3%                  112.7
CRED Holding Co Ltd                600890          51.6%                  198.9
Harbin Churin Group Jointstock     600891          36.5%                   64.9
Huda Technology & Education De     600892          47.0%                   45.4
San Lian Commerce Co Ltd           600898          49.9%                  109.5
Shandong Binzhou Bohai Piston      600960          37.4%                   80.8
SDIC Zhonglu Fruit Juice Co Lt     600962          42.3%                  120.9
Yueyang Paper Co Ltd               600963          35.7%                  225.7
Fortune Ng Fung Food Hebei Co      600965          42.4%       No Longer Avail.
Baotou Beifang Chuangye Co Ltd     600967          40.4%                   89.4
Hunan Chendian International D     600969          36.1%       No Longer Avail.
Baosheng Science and Technolog     600973          33.9%                  127.8
Hunan New Wellful Co Ltd           600975          39.4%                  110.1
Wuhan Jianmin Pharmaceutical G     600976          35.6%                  127.1
Sichuan Guangan AAA Public Co      600979          41.1%                  140.7
BGRIMM Magnetic Materials & Te     600980          49.2%                   97.1
China Jiangsu Textiles Import      600981          32.4%                  100.3
Ningbo Thermal Power Co Ltd        600982          37.2%                   84.3
Hefei Rongshida Sanyo Electric     600983          32.8%                  139.9
Anhui Leimingkehua Co Ltd          600985          43.4%                   59.3
Keda Group Co Ltd                  600986          46.7%                   85.4
Guangzhou Oriental Baolong Aut     600988          44.4%                   63.7
Huadong Electronic Engineering     600990          64.9%                  101.5
Guizhou Wire Rope Co Ltd           600992          30.5%                  160.7
Shanghai Erfangji Co Ltd           900902          38.1%                  188.8
Shanghai Wingsung Data Technol     900904          45.6%                   56.9
China First Pencil Co Ltd          900905          34.4%                  148.9
China Textile Machinery            900906          39.5%                  204.8
Shanghai Dingli Technology Dev     900907          39.0%                   61.1
Shanghai Lianhua Fibre Corp        900913          42.0%                  103.1
Phoenix Co Ltd/China               900916          42.6%                  130.9
Shanghai Dajiang Group             900919          41.8%                   96.7
Daying Modern Agricultural Co      900921          53.1%                  219.8
Shanghai Sanmao Enterprise Gro     900922          37.7%                   85.3
Shanghai Automation Instrument     900928          37.2%                   88.6
Shanghai Jinjiang Internationa     900929          29.1%                   59.9
Shanghai Posts & Telecommunica     900930          38.3%                  109.2

Shanghai State Asset Managemen     900935          36.4%                   86.8
Tianjin Marine Shipping Co Ltd     900938          40.1%                  153.1
Shanghai Huili Building Materi     900939          33.9%                   37.0
Shanghai Kaikai Industrial Co      900943          38.5%                  105.2
Dahua Group Dalian Chemical In     900951          37.3%                   56.7
China Worldbest Group Co Ltd       900953          34.8%                  116.5
Huangshi Dongbei Electrical Ap     900956          35.7%                   57.8
Shanghai Lingyun Industries De     900957          35.7%                   65.6

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Average                                            38.7%                 $125.0
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